(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number     0-26487

CUSIP Number     978150  10  0

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Women First HealthCare, Inc.

Full Name of Registrant

Former Name if Applicable

12220 El Camino Real, Suite 400

Address of Principal Executive Office (Street and Number)

San Diego, California 92130

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As reported in the Registrant’s Current Report on Form 8-K filed with the Commission on March 21, 2003, the Registrant has concluded based on its preliminary results for the year ended December 31, 2002 that it has fallen out of compliance with the financial covenants related to the Registrant’s senior secured notes. The Registrant’s management and advisors have been engaged in active negotiations with the holders of the Registrant’s senior secured notes concerning waivers related to these defaults and the amendment of the terms of the senior secured notes.

The outcome of these matters will affect the content of the Registrant’s disclosures regarding its liquidity and capital resources and other significant disclosures required in the Annual Report on Form 10-K. In addition, these matters have required management to devote substantially all of its time and attention to these issues for the past several weeks. These factors have resulted in the Registrant’s inability to complete and file its Annual Report on Form 10-K by March 31, 2003 and could not have been eliminated without unreasonable effort or expense.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward F. Calesa, Chief Executive Officer (Name)	(858) (Area Code)	509-1171 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The contents of the Registrant’s Current Report on Form 8-K filed with the Commission on March 21, 2003 are incorporated herein by reference.

Women First HealthCare, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2003	By	/s/ CHARLES M. CAPORALE
Charles M. Caporale Chief Vice President, Chief Financial Officer, Treasurer and Secretary